Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sandstorm Gold Ltd. (“Sandstorm”)

Suite 1400 - 400 Burrard Street

Vancouver, BC V6C 3A6

Item 2	Date of Material Change

August 15, 2022

Item 3	News Release

A news release was disseminated through CNW Group Ltd. on August 15, 2022 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On August 15, 2022, Sandstorm acquired all of the issued and outstanding common shares of Nomad Royalty Company Ltd. (“Nomad”) pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Acquisition”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On August 15, 2022 Sandstorm acquired all of the issued and outstanding common shares of Nomad pursuant to the terms of the Acquisition. Sandstorm issued approximately 74.4 million common shares in the capital of Sandstorm (the “Sandstorm Shares”) to former Nomad shareholders equal to an exchange ratio of 1.21 Sandstorm Shares for each common share of Nomad (each, a “Nomad Share”). Sandstorm’s shareholders approved the share issuance for the Acquisition at its special meeting of shareholders on August 9, 2022 (see press release dated August 9, 2022). The Sandstorm Shares issued pursuant to the Acquisition were listed and posted for trading on the Toronto Stock Exchange and New York Stock Exchange. With completion of the Acquisition, existing Sandstorm and former Nomad shareholders are expected to own approximately 73% and 27% of the outstanding shares of the pro forma Sandstorm, respectively1.

Sandstorm will cause Nomad to delist the Nomad Shares from the Toronto Stock Exchange, New York Stock Exchange and Frankfurt Stock Exchange, and to delist Nomad’s listed warrants from the Toronto Stock Exchange. An application has been made for Nomad to cease to be a reporting issuer in all of the provinces of Canada. An application will also be made for Nomad to terminate its reporting obligations in the United States.

Certain securities issued pursuant to and under the plan of arrangement are to be issued in reliance upon available exemptions from such registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

1 Pro forma ownership on a non-diluted basis, in each case based on the number of Sandstorm Shares and Nomad Shares issued and outstanding as of July 8, 2022, taking into account the number of Nomad Shares issuable under the Nomad dividend reinvestment plan as of such date and the completion of the BaseCore Transaction as described in Sandstorm’s press releases dated May 2, 2022 and July 12, 2022.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

For further information contact Erfan Kazemi (604) 689-0234.

Item 9	Date of Report

August 16, 2022

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, expectations regarding the delisting of the Nomad Shares and Nomad’s listed warrants; expectations regarding Nomad’s reporting issuer status following completion of the Acquisition; expectations regarding the listing of Sandstorm Shares issued under the Acquisition on the Toronto Stock Exchange and New York Stock Exchange; expectations regarding the potential benefits and synergies of the Transactions and the ability of Sandstorm post-completion of the Transactions to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; expectations regarding the growth potential of Sandstorm including in scale and production and the anticipated benefits of the Transactions; expectations regarding financial strength, trading liquidity, and capital markets profile; the future price of gold, silver, copper, iron ore and other metals; the estimation of mineral reserves and mineral resources, and realization of mineral reserve and mineral resource estimates; the timing and amount of estimated future production; and expectations for other economic, business, and/or competitive factors. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2021 and the section entitled “Risk Factors” contained in Sandstorm’s annual information form dated March 31, 2022 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.